                                 SCHEDULE 13D

---------------------------                             ------------------------
  CUSIP No. 75061P 10 2                                  Page  1  of  9  Pages
            -----------                                       ----   ----
---------------------------                             ------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                               RAE Systems Inc.

--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock

--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  75061P 10 2

--------------------------------------------------------------------------------
                                (CUSIP Number)

                                Robert I. Chen
                            1339 Moffett Park Drive
                              Sunnyvale, CA 95112
                                (408) 752-0723
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 9, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

                                 SCHEDULE 13D

---------------------------                             ------------------------
  CUSIP No. 75061P 10 2                                  Page  2  of  9  Pages
            -----------                                       ----   ----
---------------------------                             ------------------------


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON:
             Robert I. Chen

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Unites States of America

--------------------------------------------------------------------------------
     NUMBER OF SHARES           7     SOLE VOTING POWER
       BENEFICIALLY                   3,097,380
          OWNED BY          ----------------------------------------------------
          BY EACH               8     SHARED VOTING POWER
         REPORTING                    10,453,658
          PERSON            ----------------------------------------------------
           WITH                 9     SOLE DISPOSITIVE POWER
                                      3,097,380
                            ----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      10,453,658
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,964,805

--------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

             [_]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.0%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON (See Instructions)

             HC, IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                             ------------------------
  CUSIP No. 75061P 10 2                                  Page  3  of  9  Pages
            -----------                                       ----   ----
---------------------------                             ------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON:
             Robert I. Chen 2001 Annuity Trust UTA dated December 19, 2001

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [_]
                                                                    (b)  [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Unites States of America

--------------------------------------------------------------------------------
     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    4,413,767
         OWNED BY             --------------------------------------------------
          BY EACH               8      SHARED VOTING POWER
        REPORTING
          PERSON              --------------------------------------------------
           WITH                 9      SOLE DISPOSITIVE POWER
                                       4,413,767
                              --------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,964,805

--------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

             [_]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.0%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON (See Instructions)

             OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                             ------------------------
  CUSIP No. 75061P 10 2                                  Page  4   of  9  Pages
            -----------                                       ----    ----
---------------------------                             ------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON:
             Lien Q.C. Chen

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Unites States of America
--------------------------------------------------------------------------------
     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    3,097,380
         OWNED BY            ---------------------------------------------------
         BY EACH                8      SHARED VOTING POWER
        REPORTING                      10,453,658
          PERSON             ---------------------------------------------------
           WITH                 9      SOLE DISPOSITIVE POWER
                                       3,097,380
                             ---------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       10,453,658
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,964,805
--------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

             [_]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                             ------------------------
  CUSIP No. 75061P 10 2                                  Page  5   of  9  Pages
            -----------                                       ----    ----
---------------------------                             ------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON:
             Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Unites States of America
--------------------------------------------------------------------------------
     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY                    4,413,767
         OWNED BY            ---------------------------------------------------
         BY EACH                8      SHARED VOTING POWER
        REPORTING
          PERSON             ---------------------------------------------------
           WITH                 9      SOLE DISPOSITIVE POWER
                                       4,413,767
                             ---------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,964,805
--------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

             [_]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON (See Instructions)

             OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------                          ------------------------
  CUSIP No. 75061P 10 2                                    Page  6 of  9 Pages
            -----------                                         ---   ---
------------------------------                          ------------------------

Item 1.  Security and Issuer.
------   -------------------

         This Schedule relates to shares of Common Stock of RAE Systems Inc., a Delaware corporation ("RAE"). RAE's principal executive offices are located at 1339 Moffett Park Drive, Sunnyvale, CA 95112.


Item 2.  Identity and Background.
------   -----------------------
         Robert I. Chen is the Chairman and Chief Executive Officer of RAE. Mr. Chen's business address is 1339 Moffett Park Drive, Sunnyvale, CA 95112. During the last five years, Mr. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Chen is a citizen of the United States of America.

         Robert I. Chen 2001 Annuity Trust UTA dated December 19, 2001 (the "RC Trust") is organized under the laws of the State of California for the purpose of holding assets of Robert I. Chen in trust. Robert I. Chen serves as the trustee of the RC Trust. The business address of the RC Trust is c/o Robert I. Chen, RAE Systems Inc., 1339 Moffett Park Drive, Sunnyvale, CA 95112. During the last five years, the RC Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Lien Q.C. Chen is director of information technology and order administration of RAE. Mrs. Chen's business address is 1339 Moffett Park Drive, Sunnyvale, CA 95112. During the last five years, Mrs. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Chen is a citizen of the United States of America.

         Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001 (the "LC Trust") is organized under the laws of the State of California for the purpose of holding assets of Lien Q.C. Chen in trust. Lien Q.C. Chen serves as the trustee of the LC Trust. The business address of the LC Trust is c/o Lien Q.C. Chen, RAE Systems Inc., 1339 Moffett Park Drive, Sunnyvale, CA 95112. During the last five years, the LC Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         The shares of RAE Common Stock held by the filers reported in this Schedule were acquired upon the exchange of the shares of Common Stock of RAE Systems Inc., a California corporation ("RAE California") held by the filers for shares of RAE Common Stock in connection with the merger of a wholly-owned subsidiary of RAE with and into RAE California (the "Merger") pursuant to the terms and provisions of the Merger Agreement and Plan of Reorganization

                                 SCHEDULE 13D

------------------------------                          ------------------------
  CUSIP No. 75061P 10 2                                    Page  7 of  9 Pages
            -----------                                         ---   ---
------------------------------                          ------------------------

among RAE California, RAES Acquisition Corporation and RAE (formerly Nettaxi.com) (the "Reorganization Agreement") attached hereto as Exhibit 2.


Item 4.  Purpose of Transaction.
------   ----------------------

         The filers acquired the securities of RAE pursuant to the Merger and in exchange for their former ownership in RAE California. In connection with the anticipated filing of a Registration Statement on Form S-1 with respect to common stock of RAE, including those held by filers, filers have entered into a Lock-Up Agreement ("Lock-Up Agreement") in the form attached hereto as Exhibit
3. The full text of such exhibit is incorporated by reference herein.

         Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         For purposes of Rule 13d-3, Mr. Chen is the beneficial owner of 17,964,805 of Common Stock. Such shares represent approximately 40.0% of RAE's Common Stock based upon approximately 44,905,045 shares of RAE Common Stock outstanding upon the consummation of the Merger. Of the shares he beneficially owns, Mr. Chen has sole voting and power of disposition over 3,097,380 shares, and shared voting and power of disposition over 10,453,658 shares. For purposes of Rule 13d-3, the RC Trust is the beneficial owner of 17,964,805 shares of Common Stock, representing approximately 40.0% of RAE's Common Stock. Of the shares it beneficially owns, it has sole voting and power of disposition over 4,413,767 shares. For purposes of Rule 13d-3, Ms. Chen is the beneficial owner of 17,964,805 shares of Common Stock. Such shares represent approximately 40.0% of RAE's Common Stock. Of the shares she beneficially owns, Ms. Chen has sole voting and power of disposition over 3,097,380 shares, and shared voting and power of disposition over 10,453,658 shares. For purposes of Rule 13d-3, the LC Trust is the beneficial owner of 17,964,805 shares of Common Stock, representing approximately 40.0% of RAE's Common Stock. Of the shares it beneficially owns, it has sole voting and power of disposition over 4,413,767 shares. Except as described in Items 3 and 4 above, the filers have not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         Reference is made to the Lock-Up Agreement referred to above in Item 4 and incorporated by reference herein.

                                 SCHEDULE 13D

------------------------------                          ------------------------
  CUSIP No. 75061P 10 2                                    Page  8 of  9 Pages
            -----------                                         ---   ---
------------------------------                          ------------------------

Item 7.  Material to be filed as Exhibits.
------   --------------------------------

EXHIBIT NO.    DESCRIPTION
----------     -----------

1.             Joint Filing Agreement, dated April 19, 2002 by and among Robert
               I. Chen, the Robert I. Chen 2001 Annuity Trust UTA dated December 19, 2001, Lien Chen and the Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001.

2. Merger Agreement and Plan of Reorganization among RAE Systems Inc., RAE Acquisition Corporation and Nettaxi.com dated January 9, 2002. (1)

3.             Form of Lock-Up Agreement dated April 9, 2002.

(1)      Incorporated by reference to the exhibit previously filed as Exhibit
2.1 to Nettaxi's Current Report on Form 8-K filed on January 10, 2002.

                                 SCHEDULE 13D

------------------------------                          ------------------------
  CUSIP No. 75061P 10 2                                    Page  9 of  9 Pages
            -----------                                         ---   ---
------------------------------                          ------------------------


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: April 19, 2002             By: /s/ Robert I. Chen
                                     --------------------------------------
                                     Robert I. Chen
                                     Chairman and Chief Executive Officer
                                     of RAE Systems Inc.


Date: April 19, 2002             ROBERT I. CHEN 2001 ANNUITY TRUST UTA
                                 DATED DECEMBER 19, 2001

                                 By: /s/ Robert I. Chen
                                     --------------------------------------
                                     Robert I. Chen
                                     Trustee


Date: April 19, 2002             By: /s/ Lien Q.C. Chen
                                     --------------------------------------
                                     Lien Q.C. Chen


Date: April 19, 2002             LIEN Q.C. CHEN 2001 ANNUITY TRUST UTA DATED
                                 DECEMBER 19, 2001

                                 By: /s/ Lien Q.C. Chen
                                     --------------------------------------
                                     Lien Q.C. Chen
                                     Trustee

                                 EXHIBIT INDEX

        Exhibit No.                              Exhibit
--------------------------   ---------------------------------------------------
            1.               Joint Filing Agreement, dated April 19, 2002 by and
                             among Robert I. Chen, the Robert I. Chen 2001
                             Annuity Trust UTA dated December 19, 2001, Lien
                             Chen and the Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001.

            2. Merger Agreement and Plan of Reorganization among RAE Systems Inc., RAE Acquisition Corporation and Nettaxi.com dated January 9, 2002 (1).

            3.               Form of Lock-Up Agreement dated as of April 9,
                             2002.

(1) Incorporated by reference to the exhibit previously filed as Exhibit 2.1 to Nettaxi's Current Report on Form 8-K filed on January 10, 2002.